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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Anzo                                Peter                  D.
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   (Last)                           (First)             (Middle)
2839 Paces Ferry Road
Suite 1170
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                                    (Street)

Atlanta                                GA              30339
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Vinings Investment Properties Trust
VIPIS
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

01/01
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [ X ]   Other (specify below)

    Chairman of the Board of Trustees, President and Chief Executive Officer
    ------------------------------------------------------------------------

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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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None.
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                              Common
Common Units of                                                               Shares of
Vinings Investment                                                            Beneficial
Properties, L.P.             1/1/01    J              10,758                  Interest   10,758                       I
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                                                                              Common
Common Units of                                                               Shares of
Vinings Investment                                                            Beneficial
Properties, L.P.             1/1/01    J              9,682                   Interest   9,682           60,439       D
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Explanation of Responses:
---------------------------

(1) The form of beneficial ownership of 10,758 Common Units of Vinings Investment Properties, L.P. previously reported as held indirectly by Mr. Anzo through The Vinings Group,Inc. has changed; Mr. Anzo now holds 9,682 of these shares directly.


(2) The reporting person received a distribution of 9,682 Common Units of Vinings Investment Properties, L.P. from The Vinings Group, Inc. an entity in which he directly owns 90% of the common stock. These Units, along with an additional 1,076 Units were previously reported as being indirectly owned by Mr. Anzo.


     /s/ Peter D. Anzo                                      September 17, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).